April 5, 2010

VIA ELECTRONIC FILING

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5546

Att:	Lyn Shenk
Branch Chief

Re:	Scholastic Corporation File No. 000-19860 Form 10-K: For the Fiscal Year Ended May 31, 2009

Ladies and Gentlemen:

We have received your comment letter dated March 22, 2010 regarding the above-referenced report filed by Scholastic Corporation (“Scholastic” or the “Company”) under the Securities Exchange Act of 1934 (the “Form 10-K”) and set forth below is a response to each of the Staff’s comments contained therein.

Form 10-K For the Year Ended May 31, 2009

Item 1 – Business, page 1

Comment 1:

We note from your filing that you incur prepublication costs, royalty advances, and production costs. Please expand your disclosure here to discuss the aspects of your business operations that relate to these and other similar operating costs. For example, discuss that you pay advances to authors, why and how often you do so, and how this impacts your business.

Response 1:

The Company appreciates the Staff’s input and proposes to prospectively include the following disclosure under Item 1 – Business, commencing with its Form 10-K for the Year Ending May 31, 2010:

Content Acquisition

Access to intellectual property or content (“Content”) for the Company’s product offerings is critical to the success of the Company’s operations. The Company incurs significant costs for the acquisition and development of Content for its product offerings. These costs are often deferred and recognized as the Company generates revenues derived from the benefits of these costs. These costs include the following:

•

Prepublication costs. Prepublication costs are incurred in all of the Company’s reportable segments. Prepublication costs include costs incurred to create and develop the art, prepress, editorial and other Content required for the creation of the master copy of a book or other media. Prepublication costs in the Children’s Book Publishing and Distribution segment are relatively modest amounts for each individual title, but the number of separate titles published annually is numerous. Prepublication costs in the Educational Publishing segment are often in excess of $1 million for an individual

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April 5, 2010

program, as the development of Content for complex intervention and educational programs requires significant resources and investment.
•

Royalty advances. Royalty advances are incurred in all of the Company’s reportable segments, but are most prevalent in the Children’s Book Publishing and Distribution segment and enable the Company to obtain contractual commitments from authors to produce Content. The Company regularly provides authors with advances against expected future royalty payments, often before the books are written. Upon publication and sale of the books or other media, the authors generally will not receive further royalty payments until the contractual royalties earned from sales of such books or other media exceed such advances.

•

Production costs. Production costs are incurred in the Media, Licensing and Advertising segment. Production costs include the costs to create films, television programming, home videos and other entertainment Content. These costs include the costs of talent, artists, production crews and editors, as well as other costs incurred in connection with the production of this Content. Advertising and promotional costs are not included in production costs.

Critical Accounting Policies, Page 21

Royalty Advances

Comment 2:

We note that the amounts reserved for royalty advances represent more than 50% of the gross balance. Please significantly expand your policy for determining the reserve related to royalty advances. Explain what is meant by “historical earndown experience” and also disclose whether there is a specific amount of time that lapses before you determine that an unpublished title is unlikely to be published. Please provide us with a copy of your intended revised disclosure.

Response 2:

The Company appreciates the Staff’s input and proposes to prospectively include the following disclosure under Critical Accounting Policies-Royalty Advances, commencing with its Form 10-K for the Year Ending May 31, 2010:

Royalty advances are initially capitalized and subsequently expensed as related revenues are earned or when the Company determines future recovery is not probable. The Company has a long history of providing authors with royalty advances, and it tracks each advance earned with respect to the sale of the related publication. Historically, the longer the unearned portion of the advance remains outstanding, the less likely it is that the Company will recover the advance through the sale of the publication, as the related royalties earned are applied first against the remaining unearned portion of the advance. The Company applies this historical experience to its existing outstanding royalty advances to estimate the likelihood of recovery. Additionally, the Company’s editorial staff regularly reviews its portfolio of royalty advances to determine if individual royalty advances are not recoverable for discrete reasons, such as the death of an author prior to completion of a title or titles, a Company decision to not publish a title, poor market demand or other relevant factors that could impact recoverability.

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Results of Operations, page 25

Comment 3:

Given the significance of cost of goods sold to your results of operations, we believe you should expand your disclosure related to cost of goods sold to provide more discussion and analysis of the sub-categories of costs within it. In this regard, please consider revising to quantify, in tabular form, the major subcategories of costs and expanding your written narrative to provide a corresponding analysis.

Response 3:

The Company appreciates the Staff’s input regarding expanded disclosure related to cost of goods sold, including a quantification of the major sub-categories as well as expanded written narrative to provide a corresponding analysis. The Company proposes to prospectively include the following sub-categories within the narrative in the ‘Results of Operations - Consolidated’ section of MD&A, commencing with its Form 10-K for the Year Ending May 31, 2010 and subsequent quarterly and annual filings:

•	Product, Service and Production Costs
•	Royalty Costs
•	Prepublication Amortization
•	Postage, Freight, Shipping, Fulfillment and All Other Costs

Summary of Significant Accounting Policies, page 45

Revenue Recognition, Trade

Comment 4:

We note that revenue from the sale of books for distribution in the retail channel is recognized at the time of shipment or “when the product is on sale and available to the public.” Please clarify for us and in your filing what this means, whether it changes the timing of revenue recognition, and how this point is determined.

Response 4:

The term “on sale and available to the public” applies in those cases in the retail market where there is a contractual date (the “Release Date”) at which the Company’s customer (the “Retailer”) is permitted to sell the product to its customers. The Company generally recognizes revenue from its Retailers when the risks and benefits associated with the product are transferred to the Retailer, which is customarily at the time of shipment. However, if the Retailer is contractually prohibited from selling the product to its customers until the Release Date, even though it has accepted the product and has received title to the product, the rights and benefits of the product are not deemed to be transferred to the Retailer, and the Company defers revenue on such sales, until the Release Date. To clarify this, the Company proposes to include the following wording in its Summary of Significant Accounting Policies within Notes to Consolidated Financial Statements, commencing with its Form 10-K for the Year Ending May 31, 2010:

Revenue from the sale of children’s books for distribution in the retail channel is recognized when the risks and benefits transfer to the customer, which generally is at the time of shipment. For newly published titles, the Company, on occasion, contractually agrees with its customers when the publication may be first offered for sale to the public, or an agreed upon “Release Date”. For such titles, the risks and benefits of the publication are not deemed to be transferred to the customer until such time that the publication can contractually be sold to the public, and the Company defers revenue on sales of such titles until such time as the customer is permitted to sell the product to the public.

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Goodwill, page 47

Comment 5:

Please tell us and disclose how you define your reporting units relating to goodwill.

Response 5:

The Company has identified 10 operating segments in accordance with Accounting Standards Codification 280-10-50. The Company evaluates these operating segments periodically to determine if distinct businesses exist one level below the operating segment. A distinct business, or a “component”, exists if discrete financial information is available and segment management regularly reviews the operating results of the business. If an operating segment only contains a single component, that component is determined to be a reporting unit for goodwill impairment testing purposes. If an operating segment contains multiple components, the Company evaluates the economic characteristics of these components. Any components within an operating segment that share similar economic characteristics are aggregated and deemed to be a reporting unit for goodwill impairment testing purposes. The Company evaluates both qualitative and quantitative factors, such as historical operating margins, when assessing whether components share similar economic characteristics. Components within the same operating segment that do not share similar economic characteristics are deemed to be individual reporting units for goodwill impairment testing purposes. The Company has identified 12 separate reporting units for goodwill impairment testing purposes. The Company proposes to include the following disclosures under its Summary of Significant Accounting Policies within Notes to Consolidated Financial Statements, commencing with its Form 10-K for the Year Ending May 31, 2010:

The Company evaluates its operating segments to determine if there are components one level below the operating segment. A component is present if discrete financial information is available and segment management regularly reviews the operating results of the business. If an operating segment only contains a single component, that component is determined to be a reporting unit for goodwill impairment testing purposes. If an operating segment contains multiple components, the Company evaluates the economic characteristics of these components. Any components within an operating segment that share similar economic characteristics are aggregated and deemed to be a reporting unit for goodwill impairment testing purposes. Components within the same operating segment that do not share similar economic characteristics are deemed to be individual reporting units for goodwill impairment testing purposes. The Company has identified 12 separate reporting units for goodwill impairment testing purposes. For each reporting unit with a goodwill asset, impairment testing is conducted at the reporting unit level.

Reserves for Unredeemed Credits, page 71

Comment 6:

Please disclose how you account for credits issued in conjunction with your school-based book club and book fair operations as well as the associated reserve for unredeemed credits.

Response 6:

The Company proposes to include the following additional disclosures under its Summary of Significant Accounting Policies within Notes to Consolidated Financial Statements, commencing with its Form 10-K for the Year Ending May 31, 2010:

Unredeemed Incentive Credits

The Company employs incentive programs to encourage sponsor participation in its book clubs and book fairs. These programs allow the sponsors to accumulate credits which can then be redeemed for Company products or other items offered by the Company. The Company recognizes a liability for these credits at the time of the recognition of revenue for the underlying purchases of

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Company product that resulted in the granting of the credit. As the credits are redeemed, such liability is reduced.

Management’s Report on Internal Control Over Financial Reporting, page 76

Comment 7:

We note your disclosure that your corporation’s Chief Executive Officer and Chief Financial Officer concluded that the corporation’s internal control over financial reporting was effective as of May 31, 2009. Please provide us with a statement acknowledging that your management assessed the effectiveness of your internal control over financial reporting and concluded that such controls were effective as of May 31, 2009. In future filings, please revise your disclosure to clarify that the representations required by Item 308(a) of Regulation S-K are made by your management. Refer to Item 308(a)(1)-(3) of Regulation S-K.

Response 7:

As indicated in “Management’s Report on Internal Control Over Financial Reporting”, the conclusion of the Chief Executive Officer and the Chief Financial Officer was formed in consultation with other relevant members of management, which included the Company’s Disclosure Committee. This will confirm that the management of the Company did assess the effectiveness of the Company’s internal controls over financial reporting and that management concluded that such controls were effective as of May 31, 2009. In further filings, the Company will revise its disclosure in Management’s Report on Internal Control Over Financial Reporting to state that the conclusion is that of management, rather than that of the Chief Executive Officer and Chief Financial Officer.

*****

                As requested by your letter, Scholastic acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call me at 212-343-4483.

Very truly yours,

SCHOLASTIC CORPORATION

	By:	/s/ Maureen O’Connell
Maureen O’Connell
Chief Financial Officer
CC:	Andrew S. Hedden, Esq.
General Counsel - Scholastic Corporation